Filed Pursuant to Rule 433 Registration Statement No. 333-259205

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated December 5, 2023
Pricing Supplement Dated December __, 2023 to the Prospectus dated September 14, 2021, the Prospectus Supplement dated September 14, 2021, and the Product Prospectus Supplement dated March 3, 2022
$ Buffered Absolute Return Notes Linked to the SPDR® S&P 500® ETF Trust, Due August 21, 2025 Royal Bank of Canada

Royal Bank of Canada is offering Buffered Absolute Return Notes (the “Notes”) linked to the performance of the SPDR® S&P 500® ETF Trust ("SPY") (the “Reference Asset”).
Reference Asset	Initial Price	Buffer Price
SPDR® S&P 500® ETF Trust ("SPY")		80% of the Initial Price
•
If the Final Price of the Reference Asset is greater than the Initial Price, the Notes will pay at maturity a return equal to 100% of the Percentage Change, subject to a Maximum Upside Return of 110.50% of the principal amount of the Notes.

•
If the Final Price is less than or equal to the Initial Price, but is greater than or equal to the Buffer Price, the Notes will pay a positive return equal to 200% of the absolute value of the Percentage Change.

•	If the Final Price is less than the Buffer Price, investors will lose 1% of the principal amount for each 1% that the Final Price has decreased by more than 20% from the Initial Price.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: December 21, 2023
Maturity Date: August 21, 2025
CUSIP: 78017F4R1
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this terms supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement dated March 3, 2022, and “Risk Factors” on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	0.45%	$
Proceeds to Royal Bank of Canada	99.55%	$
(1) We or one of our affiliates may pay varying selling concessions of up to $4.50 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $995.50 and $1,000 per $1,000 in principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $932 and $982 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Buffered Absolute Return Notes
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	SPDR® S&P 500® ETF Trust ("SPY")
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	December 18, 2023
Issue Date:	December 21, 2023
Valuation Date:	August 18, 2025
Maturity Date:	August 21, 2025, subject to extension for market and other disruptions, as described in the product prospectus supplement dated March 3, 2022.
Payment at Maturity (if held to maturity):
If the Final Price is greater than the Initial Price (that is, the Percentage Change is positive), then the investor will receive an amount per $1,000 in principal amount per Note equal to the lesser of:
1.            $1,000 + [$1,000 x (Percentage Change x Upside Participation Rate)] and
2.            the Maximum Upside Return
If the Final Price is less than or equal to the Initial Price, but is greater than or equal to the Buffer Price (that is, the Percentage Change is between 0% and -20.00%), then the investor will receive, for each $1,000 in principal amount of the Notes, a positive return equal to the 200% of the absolute value of the Percentage Change, calculated as follows:
$1,000 + [-1 x ($1,000 x Percentage Change x Downside Participation Rate)]
In this case, you will receive a positive return on the Notes, even if the Percentage Change is negative.
If the Final Price is less than the Buffer Price (that is, the Percentage Change is between -20.01% and -100%), then the investor will receive a cash payment equal to:
$1,000 + [$1,000 x (Percentage Change + Buffer Percentage)]
In this case, you will lose some or a significant portion of the principal amount.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Initial Price:	The closing price of the Reference Asset on the Trade Date.
Final Price:	The closing price of the Reference Asset on the Valuation Date.
Upside Participation Rate:	100% (subject to the Maximum Upside Return)
Maximum Upside Return:	110.50% multiplied by the principal amount

P-2	RBC Capital Markets, LLC

Buffered Absolute Return Notes
Downside Participation Rate:	200%
Buffer Percentage:	20%
Buffer Price:	80% of the Initial Price
Principal at Risk:	The Notes are NOT principal protected. You may lose a substantial portion of your principal amount at maturity if the Final Price is less than the Buffer Price.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of Ashurst LLP, our special U.S. tax counsel) in the product prospectus supplement dated March 3, 2022 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-3	RBC Capital Markets, LLC

Buffered Absolute Return Notes
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated March 3, 2022, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated March 3, 2022, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022:
https://www.sec.gov/Archives/edgar/data/1000275/000114036122007839/brhc10034774_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Buffered Absolute Return Notes
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Price, the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Buffer Percentage of 20%, resulting in a Buffer Price of 80% of the Initial Price, the Upside Participation Rate of 100%, the Maximum Upside Return of 110.50% of the principal amount, the Downside Participation Rate of 200%, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
Percentage Change:	2%
Payment at Maturity:	$1,000 + [$1,000 x (2% x 100%)] = $1,000 + $20 = $1,020
On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity of $1,020, a 2% return on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Upside Return).
Percentage Change:	20%
Payment at Maturity:
$1,000 + [$1,000 x (20% x 100%)] = $1,000 + $200 = $1,200
However, the Maximum Upside Return is $1,105. Accordingly, you will receive a payment at maturity equal to $1,105 per $1,000 in principal amount of the Notes.

On a $1,000 investment, a 20% Percentage Change results in a Payment at Maturity of $1,105, a 10.50% return on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
Percentage Change:	-10%
Payment at Maturity:	$1,000 + [-1 x ($1,000 x -10% x 200%)] = $1,000 + $200 = $1,200

On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,200, a 20% return on the Notes.
In this case, even though the Percentage Change is negative, you will receive a positive return equal to the product of the absolute value of the Percentage Change and the Downside Participation Rate.

Example 4 —	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
Percentage Change:	-35%
Payment at Maturity:	$1,000 + [$1,000 x (-35% + 20%)] = $1,000 - $150 = $850
On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $850, a -15% return on the Notes.

P-5	RBC Capital Markets, LLC

Buffered Absolute Return Notes
The table set forth below is included for illustration purposes only. The table illustrates the hypothetical payments at maturity for a hypothetical range of performance for the Reference Asset, based on the Upside Participation Rate of 100%, the Buffer Percentage of 20%, the Maximum Upside Return of 110.50% and the Downside Participation Rate of 200% of the principal amount.
Hypothetical Percentage Changes are shown in the first column on the left. The second column shows the corresponding Redemption Amount for these Percentage Changes, expressed as a percentage of the principal amount of the Notes. The third column shows the Redemption Amount to be paid on the Notes per $1,000 in principal amount.
Hypothetical Percentage Change	Redemption Amount as Percentage of Principal Amount	Redemption Amount per $1,000 in Principal Amount
40.00%	110.50%	$1,105.00
30.00%	110.50%	$1,105.00
20.00%	110.50%	$1,105.00
10.50%	110.50%	$1,105.00
10.00%	110.00%	$1,100.00
5.00%	105.00%	$1,050.00
2.00%	102.00%	$1,020.00
0.00%	100.00%	$1,000.00
-5.00%	110.00%	$1,100.00
-10.00%	120.00%	$1,200.00
-15.00%	130.00%	$1,300.00
-20.00%	140.00%	$1,400.00
-30.00%	90.00%	$900.00
-40.00%	80.00%	$800.00
-50.00%	70.00%	$700.00
-60.00%	60.00%	$600.00
-70.00%	50.00%	$500.00
-80.00%	40.00%	$400.00
-90.00%	30.00%	$300.00
-100.00%	20.00%	$200.00

P-6	RBC Capital Markets, LLC

Buffered Absolute Return Notes
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
•
You May Receive Less Than the Principal Amount at Maturity — Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the price of the Reference Asset. You will lose 1% of the principal amount of the Notes for each 1% that the Final Price is less than the Initial Price by more than 20%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Upside Return if the Reference Asset increases in value. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset. In addition, if the Reference Asset decreases in value, but is not less than the Buffer Price, your maximum payment at maturity will be $1,400, reflecting the product of the absolute value of the Percentage Change and the Downside Participation Rate.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value of the Notes that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal

P-7	RBC Capital Markets, LLC

Buffered Absolute Return Notes
funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to the Reference Asset
•
The Reference Asset and its Underlying Index Are Different — The performance of the Reference Asset may not exactly replicate the performance of its underlying index, because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset, or due to other circumstances. The Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

During periods of market volatility, securities held by the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from its net asset value per share. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce the payments on the Notes.
•
The Reference Asset Is Subject to Management Risk — The Reference Asset is subject to management risk, which is the risk that the investment strategy of the Reference Asset's trustee (the “Trustee”), the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Trustee may invest a portion of the Reference Asset's assets in securities not included in the relevant industry or sector but which the Trustee believes will help the Reference Asset track the relevant industry or sector.

•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The Trustee is responsible for calculating and maintaining the Reference Asset. The Trustee can add, delete or substitute the stocks comprising the Reference Asset. The Trustee may make other methodological changes that could change the price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

P-8	RBC Capital Markets, LLC

Buffered Absolute Return Notes
•
Changes that Affect the Underlying Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of the sponsor of the underlying index (the “Index Sponsor”), concerning the calculation of the underlying index, additions, deletions or substitutions of the components of the underlying index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the underlying index and, therefore, could affect the price of the Reference Asset, the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the underlying index, or if the sponsor discontinues or suspends the calculation or publication of the underlying index.

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The Index Sponsor is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Index Sponsor.

•
We and Our Affiliates Do Not Have Any Affiliation with the Trustee and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with the Trustee in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The Trustee is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Trustee or the Reference Asset contained in any public disclosure of information. You, as an investor in the Notes, should make your own investigation into the Reference Asset.

Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities held by the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the securities held by the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

P-9	RBC Capital Markets, LLC

Buffered Absolute Return Notes
INFORMATION REGARDING THE REFERENCE ASSET
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The SPDR® S&P 500® ETF Trust
The Reference Asset is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index (the "SPX").
The shares of the Reference Asset are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the Securities and Exchange Commission (the “SEC”) by the SPX under the Exchange Act can be located by reference to the SEC CIK number 0000884394 through the website at www.sec.gov. In addition, information regarding the SPX may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. Neither the issuer nor any of its affiliates makes any representation that those publicly available documents or any other publicly available information regarding the SPX is accurate or complete.

The S&P 500® Index

The SPX is intended to provide an indication of the pattern of price movements among large-cap U.S. equity securities. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX sponsor calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While the SPX sponsor currently employs the following methodology to calculate the SPX, no assurance can be given that the SPX sponsor will not modify or change this methodology in a manner that may affect the payments on the Notes.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the SPX sponsor began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. The SPX sponsor’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that

P-10	RBC Capital Markets, LLC

Buffered Absolute Return Notes
hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the SPX sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the SPX sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the SPX sponsor Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At the discretion of the SPX sponsor, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December.

P-11	RBC Capital Markets, LLC

Buffered Absolute Return Notes
Changes in a company’s total shares outstanding of 5.00% or more due to public offerings are made as soon as reasonably possible. Other changes of 5.00% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5.00% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Historical Information
The graph below sets forth the information relating to the historical performance of the Reference Asset for the period from January 1, 2013 through December 4, 2023. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation.
SPDR® S&P 500® ETF Trust (“SPY”)

Closing Prices
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0.00
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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-12	RBC Capital Markets, LLC

Buffered Absolute Return Notes
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated March 3, 2022 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the Internal Revenue Service (the “IRS”) has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

P-13	RBC Capital Markets, LLC

Buffered Absolute Return Notes
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about December 21, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 14, 2021. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution — Conflicts of Interest” in the prospectus dated September 14, 2021.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM's underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-14	RBC Capital Markets, LLC

Buffered Absolute Return Notes
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-15	RBC Capital Markets, LLC